Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS DECEMBER SALES

-- Comparable Store Sales Increase 7.3% --

HOUSTON, TX, January 5, 2006 - Stage Stores, Inc. (Nasdaq: STGS) today reported that total sales for the five-week period ended December 31, 2005 increased 9.2%, to $241.9 million versus $221.5 million in last year's five-week period ended January 1, 2005. Comparable store sales increased 7.3% versus an increase of 3.1% last year.

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "We are very pleased with our strong December sales performance. Our comparable store sales were up 7.3%, with all of our major merchandise categories achieving comparable store sales increases during the month. Our accessories, young men's and children's departments led the way with double-digit comparable store sales increases of 12.0%, 10.5% and 10.3%, respectively."

Mr. Scarborough continued, "Our December sales performance benefited from solid customer demand for our merchandise assortments, as well as strong comparable store sales gains in Louisiana and Mississippi, where our customers are still recovering from the devastating impact of hurricanes Katrina and Rita. Additionally, our gift card sales during December, which are not included in our sales results until they are redeemed, were up approximately 16.5% over last year, reflecting the growing trend of giving gift cards as presents during the holiday season."

--more--

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2005	2004	2005	2004
1st Quarter	4.9%	4.5%	$310.1	$289.6
2nd Quarter	7.0	(3.2)	309.4	279.9
3rd Quarter	3.9	4.3	306.0	285.3
November	4.6	6.0	110.6	103.8
December	7.3	3.1	241.9	221.5
4th Qtr-To-Date	6.4	4.0	352.5	325.3
Year-To-Date (11 mos)	5.6	2.4	1,278.0	1,180.1

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 554 stores located in 31 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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